Exhibit 99.1
Nomad Foods Reports Third Quarter 2020 Financial Results

Company reiterates 2020 Adjusted EBITDA guidance; raises 2020 Adjusted EPS guidance to reflect tender offer accretion

FELTHAM, England - November 5, 2020 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and nine month periods ended September 30, 2020. Key operating highlights and financial performance for the third quarter of 2020, when compared to the third quarter 2019, include:

•Reported revenue increased 6.7% to €576 million
•Organic revenue growth of 5.4%
•Reported Profit for the period of €56 million
•Adjusted EBITDA increased 13% to €109 million
•Adjusted EPS increased 20% to €0.30
Management Comments
Stéfan Descheemaeker, Nomad Foods’ Chief Executive Officer, stated, “Consumer demand remained elevated during the third quarter, and our performance continues to be led by our branded retail business. Frozen food is one of the fastest growing categories in Europe which is a testament to the resilience of the category even as offices, schools and restaurants gradually reopen. As the duration of this pandemic extends into its eight month, consumers are recognizing the benefits of our portfolio, forming new habits and repurchasing with greater frequency. We remain agile and prepared for the possibility of another demand spike as the number of new COVID-19 cases rises across Europe and local governments introduce new restrictions. While navigating the COVID-19 pandemic is a top near-term priority, we are equally focused on ensuring sustained growth beyond 2020. We look forward to outlining these initiatives at our Investor Day to be held virtually next week.”

Noam Gottesman, Nomad Foods’ Co-Chairman and Founder, commented, “Our business continues to perform well throughout the challenges of the COVID-19 pandemic as consumers recognize the value of frozen food and our brands in particular. Our financial results, including strong revenue and Adjusted EPS growth, strengthen our foundation for next year and years to come. Furthermore, year-to-date we have returned nearly $600 million of capital to shareholders – nearly $500 million through a successful tender offer in the third quarter and the balance through programmatic purchases. In doing so, we are optimizing our balance sheet while preserving financial flexibility to pursue our M&A strategy. We enter the fourth quarter with strong momentum, and we remain excited by Nomad’s near and long-term growth prospects.”

Third Quarter of 2020 results compared to the Third Quarter of 2019
•Revenue increased 6.7% to €576 million. Organic revenue growth of 5.4% was comprised of 4.2% growth in volume/mix and 1.2% increase in price.
•Gross profit increased 10% to €175 million. Gross margin increased 90 basis points to 30.4% as pricing, favorable mix and fixed cost leverage offset cost of goods inflation.
•Adjusted operating expenses increased 4% to €83 million as growth in Indirect expenses was partially offset by a modest decline in Advertising & Promotion.
•Adjusted EBITDA increased 13% to €109 million and Adjusted Profit after tax increased 20% to €59 million due to the aforementioned factors.
•Adjusted EPS increased 20% to €0.30, which includes the impact of a lower share count resulting from the repurchase of ordinary shares in the tender offer and otherwise during 2020. Reported EPS increased 45% to €0.29.
First Nine Months of 2020 results compared to the First Nine Months of 2019
•Revenue increased 9.6% to €1,858 million. Organic revenue growth of 8.4% was comprised of 6.7% growth in volume/mix and 1.7% increase in price.
•Gross profit increased 9% to €555 million. Gross margin declined 20 basis points to 29.9% as pricing, promotional efficiencies and mix were more than offset by cost of goods inflation.
•Adjusted operating expenses increased 6% to €260 million as double digit growth in Indirects was partially offset by a decline in Advertising & Promotion.
•Adjusted EBITDA increased 10% to €347 million and Adjusted Profit after tax increased 13% to €195 million due to the aforementioned factors.

Exhibit 99.1
•Adjusted EPS increased 8% to €0.98 and Reported EPS increased 47% to €0.84.
2020 Guidance
The Company is reiterating its 2020 Adjusted EBITDA guidance which is expected to be in excess of €460 million. Adjusted EPS is now expected to be in excess of €1.31 EPS, reflecting a lower share count assumption upon the completion of the tender offer in September 2020. Full year guidance continues to assume organic revenue growth at a high-single digit percentage range.

Conference Call and Webcast
The Company will host a conference call with members of the executive management team to discuss these results today, Thursday, November 5, 2020 at 1:30 p.m. GMT (8:30 a.m. Eastern Standard Time). Investors interested in participating in the live call can dial +1-855-327-6837 from North America. International callers can dial +1-631-891-4304.

In addition, the call will be broadcast live over the Internet hosted at the “Investor Relations” section of the Company’s website at http://www.nomadfoods.com. The webcast will be archived for 30 days.  A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 10011433.

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe's leading frozen food company. The company's portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and nine months ended September 30, 2020 and for comparative purposes, the three and nine months ended September 30, 2019.

Adjusted financial information for the three and nine months ended September 30, 2020 and 2019 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for share based payment expenses and related employer payroll taxes, non-operating M&A related costs, exceptional items and foreign currency translation charges/gains.

EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items to the extent included in our financial statements such as material restructuring charges, material goodwill and intangible asset impairment charges, other material unusual or non-recurring items as well as additional items that management deems to be exceptional and appropriate for adjustment. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items to the extent included in our financial statements such as material restructuring charges, material goodwill and intangible asset impairment charges, unissued preferred share dividends, other material items considered unusual or non-recurring in nature, as well as additional items that management deems to be exceptional and appropriate for adjustment. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth is an adjusted measurement of our operating results. The comparison for the three and nine months ended September 30, 2020 and 2019 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impacts the comparability of our results.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 13, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Statements of Profit or Loss (unaudited)
Three months ended September 30, 2020 and September 30, 2019

	Three months ended September 30, 2020	Three months ended September 30, 2019
	€m	€m
Revenue	576.3	540.3
Cost of sales	(401.1)	(381.1)
Gross profit	175.2	159.2
Other operating expenses	(85.7)	(89.4)
Exceptional items	(2.5)	(1.7)
Operating profit	87.0	68.1
Finance income	1.1	0.8
Finance costs	(16.8)	(18.7)
Net financing costs	(15.7)	(17.9)
Profit before tax	71.3	50.2
Taxation	(14.9)	(11.0)
Profit for the period	56.4	39.2

Attributable to:
Equity owners of the parent	56.4	39.2
Non-controlling interests	—	—
	56.4	39.2

Basic & diluted earnings per share in €	0.29	0.20

Statements of Profit or Loss (unaudited)
Nine months ended September 30, 2020 and September 30, 2019

	Nine months ended September 30, 2020	Nine months ended September 30, 2019
	€m	€m
Revenue	1,858.2	1,695.9
Cost of sales	(1,302.8)	(1,185.7)
Gross profit	555.4	510.2
Other operating expenses	(268.8)	(263.4)
Exceptional items	(27.3)	(49.9)
Operating profit	259.3	196.9
Finance income	6.3	3.5
Finance costs	(50.5)	(51.5)
Net financing costs	(44.2)	(48.0)
Profit before tax	215.1	148.9
Taxation	(48.7)	(41.2)
Profit for the period	166.4	107.7

Attributable to:
Equity owners of the parent	166.5	108.0
Non-controlling interests	(0.1)	(0.3)
	166.4	107.7

Basic and diluted earnings per share in €	0.84	0.57

Nomad Foods Limited As Reported
Statements of Financial Position
As at September 30, 2020 (unaudited) and December 31, 2019 (audited)

	As at September 30, 2020	As at December 31, 2019
	€m	€m
Non-current assets
Goodwill	1,861.8	1,862.9
Intangibles	2,085.4	2,083.1
Property, plant and equipment	415.3	422.4
Other non-current assets	1.2	1.9
Derivative financial instruments	21.5	17.5
Deferred tax assets	109.2	96.4
Total non-current assets	4,494.4	4,484.2
Current assets
Cash and cash equivalents	552.3	826.1
Inventories	358.4	323.2
Trade and other receivables	203.1	206.7
Indemnification assets	17.6	35.4
Short-term investments	—	25.0
Derivative financial instruments	10.8	3.9
Total current assets	1,142.2	1,420.3
Total assets	5,636.6	5,904.5
Current liabilities
Trade and other payables	564.8	525.2
Current tax payable	246.2	217.2
Provisions	45.6	40.9
Loans and borrowings	23.8	27.7
Derivative financial instruments	16.3	12.1
Total current liabilities	896.7	823.1
Non-current liabilities
Loans and borrowings	1,807.1	1,847.6
Employee benefits	261.2	237.5
Other non-current liabilities	2.1	2.7
Provisions	6.0	5.9
Derivative financial instruments	53.6	32.8
Deferred tax liabilities	396.1	398.2
Total non-current liabilities	2,526.1	2,524.7
Total liabilities	3,422.8	3,347.8
Net assets	2,213.8	2,556.7
Equity attributable to equity holders
Share capital and capital reserve	1,749.1	2,095.4
Share-based compensation reserve	5.1	22.6
Founder Preferred Share Dividend reserve	245.5	370.1
Translation reserve	85.5	94.8
Cash flow hedging reserve	(8.8)	(13.2)
Retained earnings/(accumulated deficit reserve)	137.4	(11.8)
Equity attributable to owners of the parent	2,213.8	2,557.9
Non-controlling interests	—	(1.2)
Total equity	2,213.8	2,556.7

Nomad Foods Limited As Reported
Statements of Cash Flows (unaudited)
For the nine months ended September 30, 2020 and the nine months ended September 30, 2019

	For the nine months ended September 30, 2020	For the nine months ended September 30, 2019
	€m	€m
Cash flows from operating activities
Profit for the period	166.4	107.7
Adjustments for:
Exceptional items	27.3	49.9
Share based payment expense	5.3	11.1
Depreciation and amortization	51.6	50.0
Loss on disposal of property, plant and equipment	0.1	0.2
Net finance costs	44.2	48.0
Taxation	48.7	41.2
Operating cash flow before changes in working capital, provisions and exceptional items	343.6	308.1
Increase in inventories	(43.7)	(49.8)
Decrease in trade and other receivables	12.1	16.2
Increase/(decrease) in trade and other payables	52.5	(66.8)
Increase in employee benefits and other provisions	1.9	4.3
Cash generated from operations before tax and exceptional items	366.4	212.0
Cash flows relating to exceptional items	(3.3)	(7.6)
Tax paid	(41.8)	(28.9)
Net cash generated from operating activities	321.3	175.5
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired	(1.0)	(1.5)
Purchase of property, plant and equipment and intangibles	(37.3)	(29.4)
Redemption/(purchase) of investments	25.2	(25.0)
Cash used in investing activities	(13.1)	(55.9)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	0.6	353.7
Share issuance costs	—	(11.1)
Repurchase of ordinary shares	(479.8)	—
Payments related to shares withheld for tax	(18.5)	(0.9)
Issuance of new loan principal	—	1.7
Repayment of loan principal	(11.7)	(22.0)
Payment of lease liabilities	(16.0)	(16.0)
Interest paid	(34.4)	(33.1)
Interest received	0.6	1.9
Other financing cash flows	(4.5)	(0.1)
Net cash (used in)/provided by financing activities	(563.7)	274.1
Net increase in cash and cash equivalents	(255.5)	393.7
Cash and cash equivalents at beginning of period	824.8	327.6
Effect of exchange rate fluctuations	(17.0)	0.2
Cash and cash equivalents at end of period	552.3	721.5

Nomad Foods Limited
Adjusted Financial Information
(In € millions, except per share data)
Reconciliation of Non-IFRS Financial Measures
The following table reconciles adjusted financial information for the three months ended September 30, 2020 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended September 30, 2020

€ in millions, except per share data	As reported for the three months ended September 30, 2020	Adjustments		As adjusted for the three months ended September 30, 2020
Revenue	576.3	—		576.3
Cost of sales	(401.1)	—		(401.1)
Gross profit	175.2	—		175.2
Other operating expenses	(85.7)	2.3	(a)	(83.4)
Exceptional items	(2.5)	2.5	(b)	—
Operating profit	87.0	4.8		91.8
Finance income	1.1	(1.0)		0.1
Finance costs	(16.8)	0.1		(16.7)
Net financing costs	(15.7)	(0.9)	(c)	(16.6)
Profit before tax	71.3	3.9		75.2
Taxation	(14.9)	(1.1)	(d)	(16.0)
Profit for the period	56.4	2.8		59.2

Profit attributable to:
Equity owners of the parent	56.4	2.8		59.2
Non-controlling interests	—	—		—
	56.4	2.8		59.2

Weighted average shares outstanding in millions - basic	195.5			195.5
Basic earnings per share	0.29			0.30
Weighted average shares outstanding in millions - diluted	195.5			195.5
Diluted earnings per share	0.29			0.30
(a)Share based payment charge including employer payroll taxes of €1.7 million and non-operating M&A transaction costs of €0.6 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €1.0 million of foreign exchange translation gains and €0.1 million of foreign exchange losses on derivatives.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended September 30, 2019 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Three Months Ended September 30, 2019

€ in millions, except per share data	As reported for the three months ended September 30, 2019	Adjustments		As adjusted for the three months ended September 30, 2019
Revenue	540.3	—		540.3
Cost of sales	(381.1)	—		(381.1)
Gross profit	159.2	—		159.2
Other operating expenses	(89.4)	9.3	(a)	(80.1)
Exceptional items	(1.7)	1.7	(b)	—
Operating profit	68.1	11.0		79.1
Finance income	0.8	(0.7)		0.1
Finance costs	(18.7)	2.0		(16.7)
Net financing costs	(17.9)	1.3	(c)	(16.6)
Profit before tax	50.2	12.3		62.5
Taxation	(11.0)	(2.3)	(d)	(13.3)
Profit for the period	39.2	10.0		49.2

Profit attributable to:
Equity owners of the parent	39.2	10.0		49.2
Non-controlling interests	—	—		—
	39.2	10.0		49.2

Weighted average shares outstanding in millions - basic	196.4			196.4
Basic earnings per share	0.20			0.25
Weighted average shares outstanding in millions - diluted	196.4			196.4
Diluted earnings per share	0.20			0.25
(a)Share based payment charge including employer payroll taxes of €6.5 million and non-operating M&A transaction costs of €2.8 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €0.7 million of foreign exchange translation gains and €2.0 million of foreign exchange losses on derivatives.
(d)Tax impact of the above at the applicable tax rate for each exceptional item, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the nine months ended September 30, 2020 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Nine Months Ended September 30, 2020

€ in millions, except per share data	As reported for the nine months ended September 30, 2020	Adjustments		As adjusted for the nine months ended September 30, 2020
Revenue	1,858.2	—		1,858.2
Cost of sales	(1,302.8)	—		(1,302.8)
Gross profit	555.4	—		555.4
Other operating expenses	(268.8)	9.2	(a)	(259.6)
Exceptional items	(27.3)	27.3	(b)	—
Operating profit	259.3	36.5		295.8
Finance income	6.3	(5.7)		0.6
Finance costs	(50.5)	0.4		(50.1)
Net financing costs	(44.2)	(5.3)	(c)	(49.5)
Profit before tax	215.1	31.2		246.3
Taxation	(48.7)	(3.1)	(d)	(51.8)
Profit for the period	166.4	28.1		194.5

Profit attributable to:
Equity owners of the parent	166.5	28.1		194.6
Non-controlling interests	(0.1)	—		(0.1)
	166.4	28.1		194.5

Weighted average shares outstanding in millions - basic	199.0			199.0
Basic earnings per share	0.84			0.98
Weighted average shares outstanding in millions - diluted	199.0			199.0
Diluted earnings per share	0.84			0.98
(a)Share based payment charge including employer payroll taxes of €7.6 million and non-operating M&A transaction costs of €1.6 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €5.7 million of foreign exchange translation gains and €0.4 million of foreign exchange losses on derivatives.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the nine months ended September 30, 2019 to the reported results of Nomad Foods for such period.
Adjusted Statement of Profit or Loss (unaudited)
Nine Months Ended September 30, 2019

€ in millions, except per share data	As reported for the nine months ended September 30, 2019	Adjustments		As adjusted for the nine months ended September 30, 2019
Revenue	1,695.9	—		1,695.9
Cost of sales	(1,185.7)	—		(1,185.7)
Gross profit	510.2	—		510.2
Other operating expenses	(263.4)	19.3	(a)	(244.1)
Exceptional items	(49.9)	49.9	(b)	—
Operating profit	196.9	69.2		266.1
Finance income	3.5	(1.6)		1.9
Finance costs	(51.5)	1.5		(50.0)
Net financing costs	(48.0)	(0.1)	(c)	(48.1)
Profit before tax	148.9	69.1		218.0
Taxation	(41.2)	(4.6)	(d)	(45.8)
Profit for the period	107.7	64.5		172.2

Profit attributable to:
Equity owners of the parent	108.0	64.5		172.5
Non-controlling interests	(0.3)	—		(0.3)
	107.7	64.5		172.2

Weighted average shares outstanding in millions - basic	190.5			190.5
Basic earnings per share	0.57			0.91
Weighted average shares outstanding in millions - diluted	190.5			190.5
Diluted earnings per share	0.57			0.91
(a)Share based payment expense including employer payroll taxes of €16.2 million and non-operating M&A transaction costs of €3.1 million.
(b)Exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Elimination of €1.6 million of foreign exchange translation gains and €1.5 million of foreign exchange losses on derivatives.
(d)Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
Reconciliation of Profit for the period to EBITDA and Adjusted EBITDA (unaudited)

	Three months ended		Nine months ended
€ in millions	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Profit for the period	56.4	39.2	166.4	107.7
Taxation	14.9	11.0	48.7	41.2
Net financing costs	15.7	17.9	44.2	48.0
Depreciation & amortization	16.9	16.7	51.6	50.0
EBITDA	103.9	84.8	310.9	246.9
Exceptional items (a)	2.5	1.7	27.3	49.9
Other add-backs (b)	2.3	9.3	9.2	19.3
Adjusted EBITDA	108.7	95.8	347.4	316.1

Revenue	576.3	540.3	1,858.2	1,695.9
Adjusted EBITDA margin (c)	18.9%	17.7%	18.7%	18.6%

(a)Adjustment to add back exceptional items. See Note 6, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(b)Represents the elimination of share-based payment charges including employer payroll taxes for the three month period to September 30, 2020 of €1.7 million (2019: €6.5 million) and for the nine months ended September 30, 2020 of €7.6 million (2019: €16.2 million) as well as the elimination of non-operating M&A related costs for the three month period to September 30, 2020 of €0.6 million (2019: €2.8 million) and for the nine months ended September 30, 2020 of €1.6 million (2019: €3.1 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
(c)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Nomad Foods Limited
Adjusted Financial Information (continued)

Appendix 1: Reconciliation from reported to organic revenue growth
Year on Year Growth - September 30, 2020 compared with September 30, 2019:

	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
	YoY Growth	YoY Growth
Reported Revenue Growth	6.7%	9.6%

Of which:
Organic Revenue Growth	5.4%	8.4%
Calendar effect (a)	1.7%	1.7%
Translational FX (b)	(0.4)%	(0.5)%
Total	6.7%	9.6%

(a)Driven by an increased number of trading days versus the prior year period, including an extra day in February due to a leap year.
(b)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s: (i) beliefs that the values that emerged during the COVID-19 pandemic will transcend beyond the pandemic and that performance during the second half of 2020 will remain elevated versus historical results; (ii) beliefs that the Company is uniquely positioned with the strategy, resources and discipline to accelerate growth and drive sustained value creation for stakeholders; (iii)expectations regarding organic growth prospects; and (iv) expectations regarding the Company’s future operating and financial performance, including its updated guidance with respect to organic revenue growth, gross margins, Adjusted EBITDA and Adjusted EPS. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the impact of the COVID-19 pandemic on the Company’s business, suppliers, co-manufacturers, distributors, transportation or logistics providers, customers, consumers and employees; (ii) tapering or reduction of consumer demand for frozen foods as pandemic-related restrictions are lifted or conditions improve; the Company’s ability to meet the increased demand resulting from COVID-19; (iii) the success of the Company’s strategic investments to fuel brand building activity, drive targeted retention of new consumers, and further accelerate growth of Green Cuisine; (iv) disruptions or inefficiencies in the Company’s operations, supply chain or distribution channels, including as a result of the COVID-19 pandemic, and the Company’s ability to maintain the health and safety of its workforce; (v) the duration, spread and intensity of the pandemic and related government restrictions and other government responses; (vi) the Company’s ability to retain new consumers through increased advertising and promotional investments;; (vii) the Company’s ability to achieve the benefits contemplated by the tender offer; (viii) the Company’s ability to successfully identify suitable acquisition targets and adequately evaluate the potential performance of such acquisition targets; (ix the Company’s ability to successfully implement its strategies (including its M&A strategy) and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives, including acquisition transactions; (x) the Company’s ability to accurately predict the performance of its Green Cuisine brand and its impact on the Company’s growth; (xi) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in Continental Europe; (xii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (xiii) the effects of reputational damage from unsafe or poor quality food products; (xiv) the risk that securities markets will react negatively to actions by the Company; (xv) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xvi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xvii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xviiii) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials; (xix) the Company's ability to successfully implement and engage other stakeholders in implementing its sustainability program; (xx) the Company’s ability to protect its brand names and trademarks; (xxi) uncertainty about the terms of any trade agreement between the UK and the EU associated with Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xxii) loss of the Company’s financial arrangements with respect to receivables factoring; (xxiii) the loss of any of the Company’s major customers or a decrease in demand for its products; (xxiv) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xxv) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xxvi) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xxvii) changes in applicable laws or regulations; and (xxviii) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.